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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECEIVED
MAR 01 2002

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

02019818

SEC FILE NUMBER
8- 43948

FACING PAGE
Information Required of Brokers and Dealers
Securities Exhange Act of 1934 and Ru...

REPORT FOR THE PERIOD BEGINNING 01-01-01 (MM/DD/YY) AND ENDING 12-31-01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Huberman Financial, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12900 Preston Road, Suite 630
(No. and Street)

Dallas (City) Texas (State) 75230 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Isac Huberman 972-239-1000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Philip Vogel & Co. PC
(Name – *if individual, state last, first, middle name*)

10440 N. Central Expressway, Suite 1200, Dallas, TX 75231
(Address) (City) (State) (Zip Code)

CHECK ONE:

- XX Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 01 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

10
3/28

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Isac Huberman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Huberman Financial, Inc., as of December 31, 20 01, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

REBECCA HERMAN
NOTARY PUBLIC
STATE OF TEXAS
COMMISSION EXPIRES
FEBRUARY 20, 2004

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PHILIP VOGEL & CO. PC
CERTIFIED PUBLIC ACCOUNTANTS

HUBERMAN FINANCIAL, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2001

CONTENTS

PHILIP VOGEL & CO. PC
CERTIFIED PUBLIC ACCOUNTANTS

10440 N. CENTRAL EXPRESSWAY
SUITE 1200
DALLAS, TEXAS 75231-2232
214/346-5800 Fax: 214/346-5899
E-mail: firm@philipvogel.com

INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholder
Huberman Financial, Inc.

We have audited the accompanying statement of financial condition of Huberman Financial, Inc. as of December 31, 2001, and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Huberman Financial, Inc. at December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PHILIP VOGEL & CO. PC

Philip Vogel & Co. PC

Certified Public Accountants

Dallas, Texas

February 21, 2002

HUBERMAN FINANCIAL, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

Assets	
Cash and cash equivalents	$ 103,184
Cash subject to withdrawal restrictions	100,000
Receivables from broker-dealers and clearing organizations	185,507
Marketable securities, at market value	199,800
Furniture and equipment, at cost, less accumulated depreciation	20,306
Prepaid expenses	3,581
Deposits	4,683
Other assets	4,200
	$ 621,261
Liabilities and stockholder's equity	
Liabilities:	
Securities sold, not yet purchased, at market value	$ 104
Payable to broker-dealers and clearing organizations	194,797
Accrued expenses	108,772
Commissions payable	4,434
Payroll taxes payable	13,834
State income taxes payable	4,264
Total liabilities	$ 326,205
Commitments and contingencies (Note G)	
Stockholder's equity:	
Common stock, $1 par value, authorized 100,000 shares, 500 shares issued and outstanding	$ 500
Additional paid-in capital	217,500
Retained earnings	77,056
Total stockholder's equity	$ 295,056
	$ 621,261

The accompanying notes are an integral part of this statement.

HUBERMAN FINANCIAL, INC.

STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2001

Revenues:	
Commissions	$ 339,523
Interest income	7,019
Trading gains	2,042,128
Dividend income	272
Underwriting income	90,000
Other income	1,637
Total revenues	$ 2,480,579
Expenses:	
Employee compensation and benefits	$ 807,776
Exchange and clearance fees	361,602
Interest and dividend expense	3,884
Occupancy expenses	49,257
General and administrative expenses	1,121,060
Total expenses	$ 2,343,579
Income before income taxes	$ 137,000
Provision for income taxes	4,264
Net income	$ 132,736
Income per share of common stock	$ 265.47

The accompanying notes are an integral part of this statement.

HUBERMAN FINANCIAL, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2001

	Common stock		Additional paid-in capital	Retained earnings	Total
	Shares	Amount			
Balances - January 1, 2001	500	$ 500	$ 217,500	$ 50,457	$ 268,457
Capital withdrawals	0	0	0	(106,137)	(106,137)
Net income for the year	0	0	0	132,736	132,736
Balances - December 31, 2001	500	$ 500	$ 217,500	$ 77,056	$ 295,056

The accompanying notes are an integral part of this statement.

HUBERMAN FINANCIAL, INC.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS FOR THE YEAR ENDED DECEMBER 31, 2001

Subordinated borrowings at January 1, 2001	$ 0
Increase during the year	0
Decreases during the year	0
Subordinated borrowings at December 31, 2001	$ 0

The accompanying notes are an integral part of this statement.

HUBERMAN FINANCIAL, INC.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2001

Cash flows from operating activities:		
Net income		$ 132,736
Adjustments to reconcile net income to net cash used by operating activities:		
Depreciation	$ 11,243	
Changes in operating assets:		
Increase in cash subject to withdrawal restrictions	(100,000)	
Decrease in receivables from broker-dealers and clearing organizations	205,226	
Decrease in marketable securities	80,285	
Decrease in prepaid expenses	5,955	
Decrease in other assets	3,055	
Changes in operating liabilities:		
Decrease in securities sold, not yet purchased	(417)	
Decrease in payables to broker-dealers and clearing organizations	(35,657)	
Increase in accrued expenses	16,820	
Decrease in commissions payable	(76,350)	
Decrease in payroll taxes payable	(44,877)	
Decrease in state income taxes payable	(7,323)	
Total adjustments		57,960
Net cash provided by operating activities		$ 190,696
Cash flows from investing activities:		
Purchase of furniture and equipment	$ (1,386)	
Net cash used by investing activities		(1,386)
Cash flows from financing activities:		
Capital withdrawn	$ (106,137)	
Net cash used by financing activities		(106,137)
Net increase in cash and cash equivalents		$ 83,173
Cash and cash equivalents:		
Beginning of year		20,011
End of year		$ 103,184
Supplemental cash flows disclosure:		
Interest paid		$ 3,884
Interest received		$ 7,019

The accompanying notes are an integral part of this statement.

HUBERMAN FINANCIAL, INC.

NOTES TO FINANCIAL STATEMENTS

Note A - Organization and nature of business:

Huberman Financial, Inc. (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including principal transactions, agency transactions, investment banking, and investment advisory business. The Company operates as a correspondent and forwards all transactions and customer accounts to BNY Clearing Services, L.L.C. who carries such accounts on a fully disclosed basis. The Company is a Texas Corporation and maintains its principal office in Dallas, Texas.

Note B – Summary of significant accounting policies:

Securities transactions

Proprietary securities transactions are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management.

Investment banking

Investment banking revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking management fees are recorded on offering date, sales concessions on settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Depreciation

The cost of office furniture and equipment is depreciated on a straight-line basis using estimated useful lives of five to seven years.

Cash and cash equivalents

For purposes of reporting cash flows, cash and cash equivalents includes amounts due from banks and highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business. Cash with withdrawal restrictions represents amounts on deposit from proprietary traders and is reported separately from cash.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

HUBERMAN FINANCIAL, INC.

NOTES TO FINANCIAL STATEMENTS

Note C – Receivable from and payable to broker-dealers and clearing organizations:

Amounts receivable from and payable to broker-dealers and clearing organizations at December 31, 2001 consist of the following:

	Receivable	Payable
Deposits for securities borrowed/loaned	$ 0	$ 194,797
Receivable from clearing organizations	185,507	0
	$ 185,507	$ 194,797

The Company clears all of its proprietary and customer transactions through another broker-dealer on a fully disclosed basis. The amount payable to the clearing broker relates to the aforementioned transactions and is collateralized by securities owned by the Company.

Note D – Securities owned and sold, not yet purchased:

Marketable securities owned and sold, not yet purchased, consist of trading and investment securities at market values, as follows:

	Owned	Sold, not yet purchased
Corporate stocks	$ 199,800	$ 104

Note E – Financial instruments:

Accounting policies

Derivative financial instruments used for trading purposes are carried at market value. Market values for exchange-traded derivatives, principally certain options, are based on quoted market prices.

Derivatives used for hedging purposes include purchased options. Unrealized gains or losses on these derivative contracts are recorded on the same basis as the underlying assets or liabilities (that is, hedges of financial instruments that are marked to market are also marked to market and recognized currently in the statement of income, while hedges of financial instruments recorded at cost of anticipated transactions are deferred). Unrealized gains or losses resulting from hedges of marked-to-market financial instruments are recorded in trading revenues.

Fair values of options contracts are recorded in securities owned or securities sold, not yet purchased, as appropriate.

Premiums and unrealized gains for written and purchased option contracts are recognized gross in the statement of financial condition.

Financial instruments with off-balance-sheet risk

The Company enters into various transactions involving derivatives and other off-balance sheet financial instruments. These financial instruments include exchange-traded options. These derivative financial instruments are used to conduct trading activities and manage market risks and are, therefore, subject to varying degrees of market and credit risk. Derivative transactions are entered into for trading purposes or to hedge other positions or transactions.

HUBERMAN FINANCIAL, INC.

NOTES TO FINANCIAL STATEMENTS

Note E – Financial instruments (continued):

The credit risk for options is limited to the unrealized market valuation gains recorded in the statement of financial condition. Market risk is substantially dependent upon the value of the underlying financial instruments and is affected by market forces such as volatility and changes in interest and foreign exchange rates.

In addition, the Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at December 31, 2001, at market values of the related securities and will incur a loss if the market value of the securities increases subsequently to December 31, 2001.

The majority of the Company's transactions with off-balance sheet risk are short-term in duration with an average maturity of less than one year.

Concentrations of credit risk

The Company is engaged in various trading and brokerage activities in which counter parties include broker-dealers, banks, and other financial institutions. In the event counter parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter party.

Note F – Furniture and equipment:

The Company's furniture and equipment as of December 31, 2001 was as follows:

Office equipment	$ 72,385
Office furniture and fixtures	13,004
	$ 85,389
Less accumulated depreciation	65,082
	$ 20,307

Depreciation expense charged to operations for the year ended December 31, 2001 was $11,243.

Note G - Commitments:

Lease commitments

The Company has obligations under operating leases with initial noncancellable terms in excess of one year. Aggregate annual rentals for office space and equipment at December 31, 2001 are as follows:

Year ending December 31,	Amount
2002	$ 58,903
2003	29,451
Total lease commitments	$ 88,354

HUBERMAN FINANCIAL, INC.

NOTES TO FINANCIAL STATEMENTS

Note G - Commitments (continued):

The amount of rent expense charged to operations for the year ended December 31, 2001 was $75,074.

Other commitments

In the normal course of business, the Company enters into underwriting commitments. There are no such transactions relating to such underwriting commitments that were open at December 31, 2001.

Note H - Net capital requirements:

The Company is subject to Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001, the Company had net capital of $221,189 which was $121,289 in excess of its required net capital of $100,000. At December 31, 2001, the Company's ratio of aggregate indebtedness to net capital was 1.47 to 1.

Note I - Reserve requirement:

The Company does not engage in any transactions which would require the maintenance of a reserve account under SEC rule 15c3-3.

Note J – Income taxes:

The Company has elected to be taxed as an S Corporation under the Internal Revenue Code. Under those provisions, the Company will not be subject to federal income taxes at the corporate level, since the income of the Company will be included in the taxable income of the Company's stockholder.

The Company has adopted the provisions of Statement of Financial Accounting Standards No. 109 and uses the liability method of accounting for state income taxes. Under the liability method, a provision for state income taxes is recorded to the extent that the amount of state tax payable on the Company's income exceeds the state franchise tax payable based on the Company's capital.

The amount of income-based state taxes payable in future years on the net temporary differences between the financial reporting and the tax reporting basis of the Company's assets and liabilities does not exceed the capital-based state franchise taxes payable in future years. Therefore, no deferred state tax liabilities or assets have been recognized in the accompanying financial statements.

Note K – Income per share:

Income per share of common stock were computed by dividing the net income by the number of common shares outstanding for the year.

SUPPLEMENTAL INFORMATION

SCHEDULE I

HUBERMAN FINANCIAL, INC.

COMPUTATIONS OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION FOR THE YEAR ENDED DECEMBER 31, 2001

Net capital:		
Total stockholder's equity		$ 295,056
Deduct stockholder's equity not allowable		0
Total stockholder's equity qualified for net capital		$ 295,056
Add:		
Subordinated borrowings allowable		0
Total capital and allowable subordinated borrowings		$ 295,056
Deductions and/or charges:		
Nonallowable assets:		
Furniture and equipment, net	$ 20,306	
Deposits	4,683	
Prepaid expenses	3,581	
Other	4,200	
Total nonallowable assets		32,770
Net capital before haircuts on securities positions		$ 262,286
Haircuts on securities:		
Trading and investment securities:		
Stocks	$ 29,970	
Undue concentrations	11,027	
Total haircuts on securities		40,997
Net capital		$ 221,289
Aggregate indebtedness:		
Items included in statement of financial condition:		
Payable to brokers and dealers		$ 194,797
Other accounts payable and accrued expenses		131,304
Total aggregate indebtedness		$ 326,101

Computation of basic net capital requirement:

Minimum net capital required	$ 21,740
Excess net capital at 1,500%	$ 199,549
Excess net capital at 1,000%	$ 188,679
Ratio of aggregate indebtedness to net capital	1.47 to 1

Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2001):

Net capital as reported in Company's Part II (unaudited) Focus Report	$ 221,289
Audit adjustments	0
Net capital per above	$ 221,289

SCHEDULE II

HUBERMAN FINANCIAL, INC.

COMPUTATIONS FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION FOR THE YEAR ENDED DECEMBER 31, 2001

Huberman Financial, Inc. does not engage in any transactions which require the maintenance of a reserve account under Rule 15c3-3.

SCHEDULE III

HUBERMAN FINANCIAL, INC.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGE COMMISSION FOR THE YEAR ENDED DECEMBER 31, 2001

Huberman Financial, Inc. operates as a correspondent and forwards all transactions and customer accounts to BNY Clearing Services, L.L.C. who carries such accounts on a fully disclosed basis.

PHILIP VOGEL & CO. PC
CERTIFIED PUBLIC ACCOUNTANTS

HUBERMAN FINANCIAL, INC.

REPORT ON INTERNAL ACCOUNTING CONTROL

DECEMBER 31, 2001

PHILIP VOGEL & CO. PC
CERTIFIED PUBLIC ACCOUNTANTS

10440 N. CENTRAL EXPRESSWAY
SUITE 1200
DALLAS, TEXAS 75231-2232
214/346-5800 Fax: 214/346-5899
E-mail: firm@philipvogel.com

Board of Directors and Stockholder
Huberman Financial, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Huberman Financial, Inc. (the Company), for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report in intended solely for the information and use of the Board of Directors, management, the SEC, the NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PHILIP VOGEL & CO. PC

Philip Vogel & Co. PC

Certified Public Accountants

Dallas, Texas

February 21, 2002